Exhibit 99.2

MARKIT LTD. 4TH FLOOR, ROPEMAKER PLACE 25 ROPEMAKER STREET LONDON, EC2Y 9LY UNITED KINGDOM VOTE BY INTERNET - www.proxyvote.com Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY For All Withhold All For All Except The Board of Directors recommends you vote FOR the following: 1. Election of Directors Nominees 01 Timothy J.A. Frost 02 James A. Rosenthal 03 Anne Walker The Board of Directors recommends you vote FOR proposal: 2. To approve the appointment of PricewaterhouseCoopers LLP as the Company’s independent auditors until the close of the next Annual General Meeting of Shareholders and to authorize the Company’s Board of Directors, acting by the Audit and Risk Committee, to determine the remuneration of the independent auditors. NOTE: In their discretion, the proxies are authorized to transact other such business as may properly come before the Meeting or any adjournment thereof. For Against Abstain To withhold authority to vote for any individual nominee(s), mark “For All Except” and write the number(s) of the nominee(s) on the line below. Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date 0000270373_1 R1.0.1.25

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The 20F, Proxy Statement and Annual Review are available at www.proxyvote.com MARKIT LTD. Annual General Meeting of Shareholders May 5, 2016, 9:00 AM, GMT This proxy is solicited by the Board of Directors of Markit Ltd. The shareholder(s) hereby appoint(s) each of Lance Uggla, Jeffrey Gooch and Sari Granat as proxy, with the power of substitution and the authority to represent and to vote, as designated on the reverse side of this ballot, all of the common shares of MARKIT LTD. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 9:00 AM, GMT, on May 5, 2016, at Davis Polk & Wardwell London LLP, 5 Aldermanbury Square, London, EC2V 7HR, United Kingdom, and any adjournment or postponement thereof. This Proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations. Continued and to be signed on reverse side 0000270373_2 R1.0.1.25